EXHIBIT 21 - LIST OF SUBSIDIARIES*

(a)	Bassett Furniture Industries of North Carolina, Inc. (North Carolina Corporation)

(b)	The E.B. Malone Corporation (Delaware Corporation)

(c)	Bassett Direct Stores, Inc. (Virginia Corporation)

(d)	Bassett Direct NC, LLC (Virginia limited liability company)

(e)	Bassett Direct SC, LLC (Virginia limited liability company)

(f)	The Accessories Group, Inc. (Virginia Corporation)

(g)	Bassett Industries Alternative Asset Fund, L.P. (99.8% ownership) (Delaware limited partnership)

(h)	LRG Furniture, LLC (80% ownership) (Virginia limited liability company)

(i)	BDP, LC (76% ownership) (Texas limited liability company)

(j)	BFD-Atlanta, LLC (66% ownership) (Virginia limited liability company)

(k)	BDU NY, LLC (Virginia limited liability company)

*	All subsidiaries are wholly-owned unless otherwise noted.